UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2024

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

On November 20, 2024, Clearmind Medicine Inc. (the “Company”) published a notice (the “Notice”) that it will hold an Annual and Special Meeting of Shareholders on January 6, 2025, with a record date (the “Record Date”) on November 28, 2024. After the Record Date, the Company will distribute the proxy materials (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record as of the Record Date. The Notice is furnished as Exhibit 99.1 herewith.

This 6-K incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-275991, 333-270859, 333-273293), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Notice of Annual and Special Meeting of Shareholders of Clearmind Medicine Inc. to be held on January 6, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: November 20, 2024	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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